Filed by Acadiana Bancshares, Inc.
                                            (Commission File No. 1-14364)

                                            Pursuant to Rule 425 Under the
                                            Securities Act of 1933

                                            Date:  September 23, 2002

                              [IBERIABANK Logo]

                            For Immediate Release


September 23, 2002


Contact:  Daryl G. Byrd, President and CEO
          (337) 267-4458 (extension 4708)

          John R. Davis, Senior Executive Vice President
          (919) 676-7641



                  IBERIABANK Corporation Announces Merger
                      with Acadiana Bancshares, Inc.

     (Lafayette, LA) IBERIABANK Corporation (NASDAQ: IBKC), parent company of IBERIABANK, and Acadiana Bancshares, Inc., ("Acadiana") parent company of LBA Savings Bank ("LBA"), announced today the signing of a definitive agreement for IBERIABANK Corporation to merge with Acadiana Bancshares, Inc.

     According to the agreement signed today, shareholders of Acadiana will receive total consideration of $39.38 per outstanding share of Acadiana common stock, subject to certain adjustments, in a combination of IBERIABANK Corporation common stock and cash. At consummation, Acadiana shareholders will receive $7.88 in cash per share of Acadiana common stock outstanding and the balance in IBERIABANK Corporation common stock subject to certain adjustments.

     Based on IBERIABANK Corporation's closing stock price of $38.40 on September 20, 2002, the transaction has an estimated total value of $52 million. One time merger related charges are estimated to be in the range of $5 to $6 million. At this price, and exclusive of one-time merger-related charges, the transaction is projected to be 1% to 2% accretive to IBERIABANK Corporation's fully diluted earnings per share in years beginning January 1, 2003. In addition, the transaction is anticipated to be accretive to cash earnings per share in the range of 3% to 4% on an ongoing basis. On a combined basis, the Company's total assets will exceed $1.8 billion.

     The transaction is expected to be consummated at the end of 2002 or early 2003, subject to regulatory and Acadiana shareholder approval. Upon completion of the merger, all four LBA offices in Lafayette and one in New Iberia, will be merged into the IBERIABANK distribution system and operate under the IBERIABANK name.

     "This merger is consistent with our long-range plan to deliver exceptional value to our shareholders and our clients," says Daryl Byrd, President and Chief Executive Officer of IBERIABANK Corporation. "We plan to carry out this initiative in the same thoughtful manner in which we have grown our franchise for the past three years. We are proud to bring together two relatively large organizations in the same vibrant market. Our ability to consolidate the operations at our companies will also deliver excellent value to Acadiana shareholders and is projected to be accretive to IBERIABANK shareholders."

     "We believe this transaction provides extraordinary value to the shareholders and clients we serve," says Jerry Reaux, President and Chief Executive Officer of Acadiana. "IBERIABANK's size offers our clients more convenience than ever before. Clients will also enjoy a broader range of products and services with over 20 branch locations in Acadiana. And, much like LBA, IBERIABANK is a loyal corporate citizen focused on the vitality of our community. Our employees will find great opportunities with this dynamic, growing company with a statewide presence. We are pleased to bring together two established companies that have both been important to Acadiana for over 100 years."


Terms of the Agreement

*  Purchase Price:            $39.38 per Acadiana share,subject to certain
                              adjustments.
*  Cash/stock:                20% cash / 80% stock, subject to certain
                              adjustments - Estimated total value: $52,000,000
*  Cash consideration:        $7.88 per Acadiana share, subject to certain
                              adjustments
*  Stock Consideration:       $31.50 of IBERIABANK Corporation common stock
                              within the collars.
*  Collars:                   Fixed exchange ratio if IBERIABANK Corporation
                              stock price falls below $34.00 or  rises above
                              $46.00 per share.
*  Walkaways:                 For Acadiana:  If IBERIABANK Corporation common
                              stock price falls below $30.00 per share.  For
                              IBERIABANK: If Acadiana deposits fall 15% or
                              more.
*  Estimated one time costs:  Between $5 and $6 million.
*  Estimated Synergies:       50% of Acadiana's current expense base.
*  Headquarters:              Lafayette, Louisiana


About Acadiana Bancshares, Inc.

     Acadiana Bancshares, Inc. was founded in February of 1900 in Lafayette, Louisiana, and is the parent company of LBA Savings Bank. The company has four offices in Lafayette and one office in New Iberia, Louisiana. At June 30, 2002, it had assets of $313 million, deposits of $211 million and shareholder equity of $28 million. At June 30, the Company had nonperforming assets equal to 0.08% of total assets and a loan loss reserve equal to 1.08% of total loans. The

Company is the 7th largest financial institution in the Lafayette MSA with 4.9% of total deposits on June 30, 2001. Its stock is traded on the American Stock Exchange, Symbol ANA.


About IBERIABANK Corporation

     IBERIABANK Corporation is the third largest Louisiana based bank holding company. The Company was established in 1887 in New Iberia, Louisiana. IBERIABANK operates 21 offices located in south central Louisiana, 10 offices located in North Louisiana and eight offices located in the greater New Orleans area. Total assets at June 30, 2002, were $1.44 billion, deposits of $1.19 billion and shareholder equity of $144 million. At that time, the Company had nonperforming assets equal to 0.60% of total assets and a loan loss reserve equal to 1.21% of total loans. IBERIABANK holds the 2nd largest deposit market share in the Lafayette MSA, with 10.4% of total deposits in that market on June 30, 2001.


Conference Call

     A conference call has been scheduled for Monday, September 23, 2002 at 9:30 a.m. Central Time. The call in number is 1-800-946-0713. The confirmation code is 706888. A replay of the call has been scheduled and will be available for 7 days. The call in number for the replay is 1-888-203-1112. The conformation code is 706888.


Forward Looking Statements

     To the extent that statements in this report relate to the plans, objectives, or future performance of IBERIABANK Corporation, these statements are deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations and the current economic environment. IBERIABANK Corporation's actual strategies and results in future periods may differ materially from those currently expected due to various risks and uncertainties. A discussion of factors affecting IBERIABANK Corporation's business and prospects is contained in the Company's periodic filings with the Securities and Exchange Commission.

                              _________________

     In connection with the proposed merger, IBERIABANK Corporation will file a Registration Statement on Form S-4 that will contain a proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about IBERIABANK Corporation and Acadiana Bancshares, Inc., without charge, at the SEC's web site at HTTP://www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: Investor Relations, IBERIABANK Corporation, 2110 Pinhook Road, Lafayette, LA, 70508, Phone: (337) 267-4458, extension 4708. Copies of documents filed by Acadiana Bancshares, Inc. with the SEC also are available for free from Jerry Reaux, President and Chief Executive Officer, Acadiana Bancshares, Inc., 200 West Congress Street, Lafayette, Louisiana, 70502, Phone: (337) 232-4631.

     Acadiana Bancshares, Inc. and its directors and executive officers may be deemed to be "participants in the solicitation" of their shareholders in connection with the proposed transaction. Information concerning directors and executive officers and their direct or indirect interests, by security holdings or otherwise, can be found in the definitive proxy statement of Acadiana Bancshares, Inc. filed with the SEC on March 22, 2002. Additional information about the interests of these participants may be obtained by reading the prospectus/proxy statement to be filed regarding the proposed transaction.

     This communication is not an offer to purchase shares of Acadiana Bancshares, Inc., nor is it an offer to sell shares of IBERIABANK Corporation common stock which may be issued in any proposed merger with Acadiana Bancshares, Inc. Any issuance of IBERIABANK Corporation common stock in any proposed merger with Acadiana Bancshares, Inc. would have to be registered under the Securities Act of 1933, as amended, and such IBERIABANK Corporation common stock would be offered only by means of a prospectus complying with the Act.